
03058233



Midway Games Inc.

2002 Annual Report

About the Company

Midway Games Inc. is a leading developer and publisher of interactive entertainment software for major home videogame systems. We currently develop and publish games for play on all the major new generation home videogame consoles and handheld game platforms, including Sony's *PlayStation 2* computer entertainment system, Microsoft's *Xbox* and Nintendo's *GameCube* and *Game Boy Advance*. Our titles include videogames from many of the most popular game genres such as action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy.

In fiscal 2002, we released 42 new home videogames, including a new version of Mortal Kombat® for all four of the new generation platforms. We market our videogames to retailers throughout the United States, Europe and Australia.

A more complete description of our business can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as supplemented by our more recent filings with the Securities and Exchange Commission on Forms 10-Q and 8-K, which can be viewed and printed on our website at www.midway.com (select Investor Info at the bottom of the page). For information regarding our foreign revenues, see Note 1 to the financial statements in this report under the heading "Segment Reporting."

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618
Attention: Miguel Iribarren

This report contains "forward-looking statements" within the meaning of the federal securities laws, which describe our plans and goals, our beliefs concerning future business conditions and the outlook for Midway based on currently available information. Whenever possible, we have identified these forward-looking statements by words such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar expressions. Our actual results could differ materially from those described in the forward-looking statements due to a number of risks and uncertainties. These risks and uncertainties include, without limitation, the financial strength of the interactive entertainment industry and the risks more fully described under "Item 1. Business - Risk Factors" in our Form 10-K.

To Our Shareholders

Fiscal 2002 brought mixed results for Midway Games and the video game industry. Completing our first year entirely focused on the home videogame business, we launched a record number of home videogame products and grew our revenues 65% over the prior twelve-month period. Despite these accomplishments, our financial and operational performance in 2002 was below the expectations we set at the beginning of the year. While we experienced success with games such as *Mortal Kombat: Deadly Alliance* and *MLB SlugFest 20-03*, we also introduced games that failed to gain consumer acceptance, particularly during the highly competitive holiday season. We have devoted much time and energy to analyzing our 2002 performance and especially to understanding our marketplace and the direction it is going.

A Robust Industry

Despite the competitive challenges in 2002, our industry remains very healthy. In an economy continually worried over consumer spending patterns, interactive entertainment has emerged as a bright spot. According to NPD Funworld, a leading independent research source on the videogame industry, sales of videogame software grew 21% domestically in 2002 to a record $5.5 billion. Looking ahead, demographic trends remain favorable and analysts continue to forecast robust growth for new generation console software sales. Earlier this year, Sony reported that sales of its PlayStation 2 console reached 50 million units worldwide, a sales volume over twice that accomplished by the original PlayStation in the same period after launch. We expect the increasing participation of mass-market audiences to drive the installed base of this generation of consoles well beyond levels seen in the last console cycle.

A Changing Environment

Although we see exciting growth prospects in our industry, we are also mindful of the changes that are occurring in the industry and how they may affect the success of our future product introductions. The 2002 holiday period was particularly competitive as the industry experienced a dramatic increase in the number of new product introductions and a commensurate increase in focus by both retailers and consumers on only the best selling titles. Consumer preferences and buying patterns also shifted in 2002 as demand for the more "traditional" game genres was below industry expectations, and demand for content appealing to more mature gamers was above expectations. This shift in preferences helped sales of our *Mortal Kombat: Deadly Alliance* title but impacted sales of games such as *Dr. Muto* and *Haven: Call of the King*. We believe these trends will continue and become even more apparent this year.



Company Direction

As we enter 2003, we remain committed to our long-term strategic goal of building a publishing enterprise focused on successful new generation console product offerings. We are also cognizant of the fact that industry dynamics are changing rapidly and that as a Company we must anticipate such changes so that we profit from new trends. Our product release schedule for 2003 has been streamlined to include only those games that represent the best opportunities for success based on market research and the buying patterns of today's gamers. We have also restructured our product development studios and teams in California to further improve cost-efficiencies while enhancing their focus on a core group of products that have the best potential for success.

We believe we have the personnel and resources to succeed in the highly competitive interactive entertainment industry. We finished 2002 with a strong balance sheet and the working capital necessary to re-emerge as a top-tier publisher. Our library of intellectual properties and established brands provide a solid foundation of assets to draw upon and help command the attention of gamers in an increasingly crowded market. Most importantly, we have the people and talent in place to ensure we are creating fun, innovative videogames that can attract the gaming masses.

We thank you for your continued support and look forward to reporting our progress as fiscal 2003 unfolds.

Sincerely,



Neil D. Nicastro
Chairman of the Board

April 25, 2003

Selected Financial Data

(In thousands, except per share amounts)

	Year Ended December 31,	Six-Months Ended December 31,		Years Ended June 30,			
SELECTED OPERATING DATA	2002	2001	2000(1)	2001(1)	2000(1)	1999(1)	1998(1)
REVENUES			unaudited				
Home video	$190,412	$ 68,113	$ 89,440	$117,328	$229,691	$217,890	$229,732
Coin-operated video	1,445	3,942	34,830	50,880	104,174	133,905	161,498
Total revenues	191,857	72,055	124,270	168,208	333,865	351,795	391,230
Gross profit	49,158	35,182(5)	40,872	46,405	126,539	136,227	169,847
Operating income (loss)(3)	(52,265)(2)	(6,947)(5)	(21,824)	(78,363)(6)	(20,881)	8,328(9)	65,075
Income (loss) before tax	(48,346)	(5,847)	(20,739)	(76,256)	(19,580)(8)	9,914	68,022
Provision (credit) for income taxes(7)	5,477(4)	—	(7,777)	(7,777)	(7,539)	3,767	25,900
Net income (loss)	(53,823)	(5,847)	(12,962)	(68,479)	(12,041)	6,147	42,122
Preferred stock dividends:							
Distributed	1,159	1,043	—	184	—	—	—
Imputed	18,636(10)	3,515	—	672	—	—	—
Earnings (loss) applicable to common stock	$ (73,618)	$ (10,405)	$ (12,962)	$ (69,335)	$ (12,041)	$ 6,147	$ 42,122
Basic and diluted earnings (loss) per share of common stock	$ (1.61)	$ (0.27)	$ (0.34)	$ (1.84)	$ (0.32)	$ 0.16	$ 1.10
Average number of shares outstanding	45,586	38,413	37,711	37,719	37,869	37,597	38,481
SELECTED BALANCE SHEET DATA							
Total assets	$201,400	$246,405	$173,859	$156,219	$186,575	$219,259	$227,423
Working capital	98,263	146,885	77,088	71,406	98,993	119,848	117,168
Redeemable convertible preferred stock	12,571	35,949	—	20,667	—	—	—
Stockholders' equity	139,967	180,583	147,455	111,828	160,355	177,576	176,649

(1) Certain amounts have been reclassified to reflect current period presentation.

(2) We incurred selling and marketing expenses and administrative expenses totaling $873,000 during fiscal 2002 relating to the closing of administrative facilities located in Corsicana, Texas. We incurred restructuring and other charges totaling $10,621,000 during fiscal 2002 relating primarily to the consolidation of product development operations in California and the closing of the Corsicana, Texas facility. See Note 11 to the financial statements included in this report.

(3) Administrative expense includes amortization of goodwill for the six-months ended December 31, 2000 and fiscal 2001, 2000, 1999 and 1998 and none for fiscal 2002 and the six-months ended December 31, 2001. See Note 2 to the financial statements included in this report.

(4) We incurred $5,390,000 of deferred income tax expense resulting from the revaluation of net deferred tax assets. We also incurred $87,000 of current foreign income tax expense. See Note 5 to the financial statements included in this report.

(5) The six-months ended December 31, 2001 contains a net reversal of restructuring and other charges of $880,000 related to the coin-operated videogame business. See Note 11 to the financial statements included in this report.

(6) Fiscal 2001 contains restructuring and other charges totaling $12,527,000 relating to exiting the coin-operated videogame business. No income tax benefit was recorded for the restructuring expense. See Note 11 to the financial statements included in this report.

(7) After December 31, 2000, we have not provided an income tax benefit due to the establishment of a valuation reserve on our deferred tax assets.

(8) Fiscal 2000 loss before tax provision includes fourth quarter charges related to market conditions and asset realization of $25,979,000 or $16,151,000 on an after-tax basis.

(9) Fiscal 1999 operating income includes charges for settlement of litigation, restructuring and other unusual items of $13,023,000 that reduced net income on an after-tax basis by $8,074,000.

(10) Fiscal 2002 includes the accelerated recognition of imputed (non-cash) preferred stock dividends related to the conversion of $42,000,000 of preferred stock into common stock. See Note 8 to the financial statements included in this report.

Effective December 31, 2001, Midway changed its fiscal year from a fiscal year ending on June 30 to a fiscal year ending on December 31. This report covers the year ended December 31, 2002, referred to as "fiscal 2002", as well as required prior periods. All references below to the twelve-months ended December 31, 2001 and six-months ended December 31, 2000 are unaudited. Years ended June 30, 2001 and 2000 are referred to as "fiscal 2001" and "fiscal 2000."

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in or derived from Midway's consolidated statements of operations expressed as a percentage of revenues:

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
Revenues		unaudited			
Home video	99.2%	94.5%	72.0%	69.8%	68.8%
Coin-operated video	0.8%	5.5%	28.0%	30.2%	31.2%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	74.4%	51.2%	67.1%	72.4%	62.1%
Gross profit	25.6%	48.8%	32.9%	27.6%	37.9%
Research and development expense	13.0%	17.8%	25.0%	36.6%	20.3%
Selling and marketing expense	22.7%	26.6%	16.8%	19.3%	17.0%
Administrative expense	11.6%	13.8%	8.7%	14.2%	6.6%
Restructuring and other expense	5.5%	0.2%	—	4.1%	0.3%
Operating loss	(27.2)%	(9.6)%	(17.6)%	(46.6)%	(6.3)%
Interest income and other expense, net	2.0%	1.5%	0.9%	1.3%	0.4%
Loss before tax	(25.2)%	(8.1)%	(16.7)%	(45.3)%	(5.9)%
Provision (credit) for income taxes	2.9%	—	(6.3)%	(4.6)%	(2.3)%
Net loss	(28.1)%	(8.1)%	(10.4)%	(40.7)%	(3.6)%

Fiscal 2002 Compared with Twelve-Months Ended December 31, 2001

The following table sets forth our operating results in dollars and expressed as a percentage of revenue for fiscal 2002 and the comparable twelve-months ended December 31, 2001 (dollars in thousands):

	Twelve-Months Ended December 31,			
	2002		2001	
			unaudited	
Revenues				
Home video	$190,412	99.2%	$96,001	82.8%
Coin-operated video	1,445	0.8%	19,992	17.2%
Total revenues	191,857	100.0%	115,993	100.0%
Cost of sales				
Home video	142,086	74.1%	57,811	49.8%
Coin-operated video	613	0.3%	17,467	15.1%
Total cost of sales	142,699	74.4%	75,278	64.9%
Gross profit	49,158	25.6%	40,715	35.1%
Research and development expense	25,007	13.0%	43,406	37.4%
Selling and marketing expense	43,603	22.7%	30,745	26.5%
Administrative expense	22,192	11.6%	23,024	19.8%
Restructuring and other expenses	10,621	5.5%	7,026	6.1%
Operating loss	(52,265)	(27.2)%	(63,486)	(54.7)%
Interest income and other expense, net	$ 3,919	2.0%	$ 2,122	1.8%
Loss before tax	(48,346)	(25.2)%	(61,364)	(52.9)%
Provision for income taxes	5,477	2.9%	—	—
Net loss	(53,823)	(28.1)%	(61,364)	(52.9)%
Preferred stock dividends:				
Distributed	1,159	0.6%	1,227	1.1%
Imputed	18,636	9.7%	4,187	3.6%
Loss applicable to common stock	$(73,618)	(38.4)%	$(66,778)	(57.6)%

Midway exited the coin-operated videogame business in the quarter ended June 30, 2001. Accordingly, activity relating to the coin-operated videogame business for fiscal 2002 was not significant.

Summarized below is net revenue by game console for fiscal 2002 and the comparable twelve-months ended December 31, 2001 (dollars in thousands):

	Twelve-Months Ended December 31,	
	2002	2001
		unaudited
Sony PlayStation 2	$101,818	$ 54,399
Sony PlayStation	3,623	7,069
Microsoft Xbox	42,017	7,818
Nintendo GameCube	31,496	5,443
Nintendo Game Boy Advance	8,891	14,253
Other	2,567	7,019
Home video	190,412	96,001
Coin-operated video	1,445	19,992
Total revenues	$191,857	$115,993

Home videogame revenues increased 98.3% to $190,412,000 for fiscal 2002 compared to $96,001,000 for the comparable twelve-months ended December 31, 2001. The increase is primarily due to Midway releasing 42 products for the new generation platforms during fiscal 2002 versus releasing 16 products during the comparable twelve-months ended December 31, 2001. The increase in new products is due to our strategy for the platform transition from 32 and 64-bit home videogame consoles to the new generation consoles including Sony's *PlayStation 2*, Microsoft's *Xbox*, and Nintendo's *GameCube* and Nintendo's 32-bit handheld *Game Boy Advance*, which required significant development efforts before we could release an increased number of games for these new consoles. Midway generally develops videogame titles for release on all new generation consoles. Our top selling videogames for fiscal 2002 included: *Mortal Kombat: Deadly Alliance, MLB SlugFest 20-03, NFL Blitz 20-03, SpyHunter and Gauntlet Dark Legacy*.

Home videogame gross profit increased $10,136,000 from $38,190,000 (39.8% of related revenues) for the comparable twelve-months ended December 31, 2001 to $48,326,000 (25.4% of related revenues) for fiscal 2002. The increase in gross profit in fiscal 2002 as compared with the prior year's comparable period was due to the release of more new products in 2002 than in 2001. The revenues for fiscal 2002 were primarily comprised of videogames for the new platforms. Home videogame gross profit as a percentage of related revenues decreased from the prior comparable period primarily due to increased amortization of product development costs capitalized per unit sold. Additionally, the decrease was caused by increased price protection reserves for certain products during fiscal 2002.

Research and development expense decreased $18,399,000 from $43,406,000 for the comparable twelve-months ended December 31, 2001 to $25,007,000 for fiscal 2002. The decrease is primarily due to the increased amount of product development costs capitalized on new generation games and our exit from the coin-operated videogame business. Product development costs of $70,572,000 and $26,067,000 were capitalized for fiscal 2002 and the comparable twelve-months ended December 31, 2001, respectively. The increase in capitalized software development costs is due to more software development expenses being incurred after the point of technological feasibility. All related development costs subsequent to the establishment of technological feasibility are capitalized. The development activity and expenditures for home videogames are much greater for new generation platforms than previous platforms. This increased development activity represents investment for future revenue to be generated from videogames for the new generation platforms. See Note 7 to the financial statements included in this report for a more complete description of the reasons for the ongoing increase in our capitalized development costs. We anticipate that capitalized development costs will continue to increase as we grow the number of products in development.

Selling and marketing expense increased $12,858,000 from $30,745,000 (26.5% of related revenues) for the comparable twelve-months ended December 31, 2001 to $43,603,000 (22.7% of related revenues) for fiscal 2002. The increase in selling and marketing expense was primarily due to a higher level of advertising necessary to support the increased number of new home videogame products released for fiscal 2002.

Administrative expense decreased $832,000 from $23,024,000 for the comparable twelve-months ended December 31, 2001 to $22,192,000 for fiscal 2002. The comparable twelve-months ended December 31, 2001 included $1,961,000 of goodwill amortization of which none was recorded for fiscal 2002 pursuant to the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. See Note 2 to the financial statements included in this report. The remaining increase in administrative expenses included a number of items, including 2002 charges related to the consolidation of administrative operations located in Corsicana, Texas with existing operations in Chicago, Illinois and Milpitas, California (see Note 11 to the financial statements included in this report), legal expenses related to lawsuits and claims arising in the normal conduct of business, expenses related to moving our European office, and recruiting and relocation expenses.

Restructuring and other charges for fiscal 2002 of $10,621,000 are primarily related to the consolidation of product development operations in California and the closing of a Texas facility. For the comparable twelve-months ended December 31, 2001 a restructuring charge of $7,026,000 was recorded related to the downsizing of the coin-operated videogame business. See Note 11 to the financial statements included in this report.

Operating loss for fiscal 2002 was $52,265,000 compared with an operating loss of $63,486,000 for the comparable twelve-months ended December 31, 2001. The decrease in the operating loss is primarily due to increased revenues from the release of products on new generation platforms and decreased research and development expense partially offset by increased selling and marketing expenses.

Midway provided $5,477,000 for income taxes in fiscal 2002 primarily related to the revaluation of net deferred tax assets. Midway provided no benefit for income taxes for the comparable twelve-months ended December 31, 2001. Midway is required under applicable accounting interpretations to provide a valuation allowance for realization of deferred tax assets resulting from tax loss carryforwards. The valuation allowance decreases the deferred tax assets for tax loss carryforwards to the amount reasonably expected to be utilized within the carryforward period. The applicable accounting interpretations limit the amount expected to be utilized to sources of future taxable income that are more likely than not to be generated within the carryforward period.

During fiscal 2002, Midway received tax refunds totaling $13,626,000 based on net operating loss carryback claims filed with the Internal Revenue Service (IRS) and state taxing authorities. The $12,900,000 IRS tax refunds were the result of tax legislation enacted in March 2002 that now allows companies to carryback 2001 net operating losses five years where previously they could be carried back two years. The $726,000 state tax refunds were also the result of net operating loss carryback claims.

Loss applicable to common stock was $73,618,000, or $1.61 per share, for fiscal 2002 compared with $66,778,000, or $1.75 per share, for the comparable twelve-months ended December 31, 2001. Loss applicable to common stock for fiscal 2002 reflected a $1,159,000 distributed dividend and an $18,636,000 imputed dividend on our Series B convertible preferred stock or $0.43 per share. The majority of the $18,636,000 imputed dividend was the result of investors converting $42,000,000 of preferred stock into common stock, accelerating the recognition of imputed preferred stock dividends (i.e., non-cash dividends) that otherwise would have been recognized in subsequent periods. Loss applicable to common stock for the comparable twelve-months ended December 31, 2001 reflected a $1,227,000 distributed dividend and a $4,187,000 imputed dividend on our Series B convertible preferred stock or $0.14 per share.

Transition Period (Six-Months Ended December 31, 2001) Compared with Six-Months Ended December 31, 2000

Midway exited the coin-operated videogame business in the quarter ended June 30, 2001. Accordingly, revenue and cost of sales of the coin-operated business for the transition period were not significant. The only expenses incurred by the coin-operated videogame business related to the sale of assets and exploring licensing opportunities for intellectual properties. Expenses related to the coin-operated videogame business were not significant to any of the reported line items for the six-months ended December 31, 2001.

Home videogame revenues decreased $21,327,000 from $89,440,000 for the six-months ended December 31, 2000 to $68,113,000 for the transition period. The decrease is primarily due to our strategy for the platform transition from 32 and 64-bit home videogame consoles to the new generation consoles including Sony's *PlayStation 2*, Nintendo's *GameCube* and Microsoft's *Xbox*. The transition period primarily consisted of a smaller number of new generation console game sales as compared to the six-months ended December 31, 2000 that consisted primarily of a larger number of 32 and 64-bit console game sales. The adverse impact of the platform transition on our profitability was caused by our shifting product development resources from older platforms to the development of products for the new generation platforms. Several titles in development that could have softened the impact of the platform transition in the six-months ended December 31, 2001 were cancelled in order to develop products for the new consoles, which require an 18 to 24-month development period.

Home videogame gross profit decreased $549,000 from $32,518,000 (36.4% of revenue) for the six-months ended December 31, 2000 to $31,969,000 (46.9% of revenue) for the transition period. However, Midway achieved higher gross margins resulting from the sale of videogames for the new generation platforms sold in the transition period, due to our product mix. The revenues for the transition period were almost entirely comprised of videogames for the new platforms. The revenues for the six-months ended December 31, 2000 were almost entirely from legacy platform home videogames which required significant discounting of sales price and had higher unit cost cartridge technology. This discounting of previously released titles in the prior period was due to pricing pressures from the platform transition previously mentioned.

Research and development expenses decreased $18,201,000 from $31,008,000 for the six-months ended December 31, 2000 to $12,807,000 for the transition period. The decrease is primarily due to the increased amount of product development costs capitalized on new generation games and our exit from the coin-operated videogame business as discussed in Note 7 to the financial statements included in this report. Product development costs of $21,490,000 and $4,992,000 were capitalized in the transition period and six-months ended December 31, 2000, respectively. The increase in capitalized product development costs is due to more software development projects that have reached the point of technological feasibility. At that point, all related development costs subsequent to the establishment of technological feasibility are capitalized. The development activity and expense for home videogames has increased. This increased development activity represents investments for future revenue to be generated from videogames for the new generation platforms.

Selling and marketing expense decreased $1,742,000 from $20,896,000 for the six-months ended December 31, 2000 to $19,154,000 for the transition period. The decrease in selling and marketing was related to a smaller number of new videogame titles released in the transition period. Although fewer titles were released, a high level of advertising support was initiated to support the launch of new home videogame titles on the new generation platforms.

Administrative expense decreased $804,000 from $10,792,000 for the six-months ended December 31, 2000 to $9,988,000 for the transition period. The transition period includes $1,050,000 for executive retirement benefits. The period ended December 31, 2000 included $1,961,000 of goodwill amortization of which none was recorded for the transition period due to the adoption of Statement of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill* and *Other Intangible Assets*. See Note 2 to the financial statements included in this report.

The transition period included a net reversal of restructuring charges totaling $880,000 that were recorded in fiscal 2001. The net reversal is comprised of a reduction of cost of sales of $1,260,000, an increase of administrative expense of $200,000 and an increase of restructuring expense of $180,000.

Operating loss for the transition period was $6,947,000 compared with an operating loss of $21,824,000 for the six-months ended December 31, 2000. The decrease in the loss was primarily due to the increased level of software development costs capitalized and the exiting of the coin-operated videogame business.

Midway provided no benefit for income taxes related to the loss for the transition period. Midway was required under applicable accounting interpretations to provide a valuation allowance for realization of deferred tax assets resulting from tax loss carryforwards. The valuation allowance decreases the deferred tax assets for tax loss carryforwards to the amount reasonably expected to be utilized within the carryforward period. The applicable accounting interpretations limit the amount expected to be utilized to sources of future taxable income that are more likely than not to be generated within the carryforward period. The income tax credit of $7,777,000 for the six-months ended December 31, 2000 was established at an effective rate of 37.5%.

Loss applicable to common stock was $10,405,000, or $0.27 per share, for the transition period, compared with a loss of $12,962,000, or $0.34 per share, for the comparable six-months ended December 31, 2000. Loss applicable to common stock for the transition period was increased by distributed dividends in the amount of $1,043,000 and imputed dividends in the amount of $3,515,000 on our Series B convertible preferred stock or $0.12 per share combined as compared to $0.00 per share in the prior period.

Fiscal 2001 Compared with Fiscal 2000

Revenues decreased $165,657,000 from $333,865,000 in fiscal 2000 to $168,208,000 in fiscal 2001. Coin-operated videogame revenues decreased from $104,174,000 to $50,880,000.

Home videogame revenues decreased $112,363,000 from $229,691,000 in fiscal 2000 to $117,328,000 in fiscal 2001. The decrease is primarily due to our strategy for the platform transition from 32 and 64-bit home videogames consoles to the new generation consoles including Sony's *PlayStation 2*, Nintendo's *GameCube* and Microsoft's *Xbox*. The adverse impact of the platform transition on our profitability was caused by our transition strategy to shift product development resources from older platforms to the development of products for the new generation platforms. Several titles in development that could have softened the impact of the transition on fiscal 2001 were cancelled in order to develop products for the new consoles.

Coin-operated videogame gross profit was $7,666,000 (15.1% of related revenues) in fiscal 2001 compared with $31,170,000 (29.9% of related revenues) in fiscal 2000. Midway exited the coin-operated videogame business in the quarter ended June 30, 2001.

Home videogame gross profit decreased $56,630,000 from $95,369,000 (41.5% of related revenues) in fiscal 2000 to $38,739,000 (33.0% of related revenues) in fiscal 2001 when approximately 76% of revenues were from the older generation platforms on games that were either previously released or substantially in development at the time Midway changed its strategy to only develop for the new generation platforms. Many of these sales were made at lower than historical selling prices due to the effects of the platform transition.

Research and development expenses decreased by $6,087,000 from $67,694,000 in fiscal 2000 to $61,607,000 in fiscal 2001. The decrease was in part due to the elimination of certain coin-operated functions that were not transferable to the home videogame business, and lower expense relating to the component of product development expense that is based on revenues. The development activity and expense for home videogames has increased. This increased development activity represents investments for future revenue to be generated from videogames for the new generation platforms.

Selling and marketing expense decreased $24,238,000 from $56,725,000 (17.0% of revenues) in fiscal 2000 to $32,487,000 (19.3% of revenues) in fiscal 2001 primarily due to the decrease in total net revenues during the same period. Additionally, fiscal 2000 was adversely impacted by $2,853,000 for the write-down of the unamortized PC distribution agreement acquired in 1998.

Administrative expense increased $1,824,000 or $859,000 when excluding the additional $965,000 bad debt expense provided for as a result of the exit from the coin-operated videogame business. Administrative expense excluding the additional bad debt expense was $22,863,000 (13.6% of revenues) in fiscal 2001 compared with $22,004,000 (6.6% of revenues) in fiscal 2000. The increase as a percentage of revenues was due to lower revenues.

Restructuring expense in fiscal 2001 was $6,846,000 and related to the downsizing and the subsequent exiting from the coin-operated business. The restructuring expense for fiscal 2001 includes $2,049,000 for severance for 109 people, $3,070,000 for the disposal of fixed assets, $1,037,000 for lease and other commitments and $690,000 for administrative clean-up activities and other expense. In fiscal 2000, restructuring expense of $997,000 was incurred and represents cost of employee severance relating to reducing certain functions through combining similar activities formerly conducted at different locations.

Operating loss in fiscal 2001 was $78,363,000 compared with an operating loss of $20,881,000 in fiscal 2000. Operating loss for fiscal 2001 is due to the low level of home videogame revenues with a reduced gross profit as a result of the platform transition and continuing product development expenses from developing games for the new generation of platforms. Fiscal 2001 also includes restructuring charges, additional bad debt and inventory write-downs totaling $12,547,000 relating to Midway's exiting from the coin-operated business. The fiscal 2000 operating loss was also due to weaker than anticipated revenues in the second half of the year, which required unusual charges of $25,979,000.

The income tax credit was established at an effective rate of 10.2% for fiscal 2001. Midway was required under applicable accounting interpretations to provide a valuation allowance for realization of deferred tax assets resulting from tax loss carryforwards. The valuation allowance decreases the deferred tax assets for tax loss carryforwards to the amount reasonably expected to be utilized within the carryforward period. The applicable accounting interpretations limit the amount expected to be utilized to sources of future taxable income that are more likely than not to be generated within the carryforward period. The credit for income taxes in fiscal 2000 was established at an effective rate of 38.5%.

Loss applicable to common stock was $69,335,000 or $1.84 per share for fiscal 2001 compared with a loss of $12,041,000 for fiscal 2000. The fiscal 2001 loss includes a charge of approximately $15,695,000 to provide an allowance for recorded potential future tax benefits resulting from tax operating losses, excluding the restructuring charge. Fiscal 2001 also includes charges of $12,527,000 before taxes for the downsizing and subsequent exit from the coin-operated videogame business. The fiscal 2000 loss includes after tax charges of $16,151,000 or $0.43 per share for unusual items that related primarily to the abrupt softening of the home videogame business in fiscal 2000.

FINANCIAL CONDITION AND LIQUIDITY

The home video business is highly seasonal, and significant working capital is required to finance high levels of inventories and accounts receivable during the quarters ended September 30 and December 31. In addition, one manufacturer of home videogames for Midway requires letters of credit for the full purchase price at the time a purchase order is accepted.

In March 2003, Midway amended its credit facility to modify credit availability and maturity. The amended and restated credit agreement now provides for a letter of credit facility and a revolving line of credit with availability through February 15, 2004. The letter of credit facility provides for the availability of $15,000,000, which is fully collateralized with cash or cash equivalents on deposit. The revolving line of credit provides for the availability of up to $25,000,000 subject to a borrowing base equal to 80% of eligible accounts receivable, less $50,000,000, which is available during the period September 1, 2003 to February 15, 2004 when seasonal working capital requirements are the highest. The agreement requires, among other things, that Midway maintain a minimum level of stockholders' equity and net worth. Additionally, the agreement prohibits cash dividends on common stock and restricts the repurchase of our capital stock. Substantially all of our assets are pledged as collateral under our credit agreement. No borrowings were outstanding under the revolving line of credit at December 31, 2002 and 2001. Letters of credit outstanding were $541,000 and $154,000 at December 31, 2002 and 2001, respectively.

Management believes that our cash, cash flow from operations and credit facility will be adequate to fund our anticipated levels of inventories, accounts receivable and commitments as described in Note 12 to the financial statements included in this report and other working capital requirements for the operation of our business and our other presently anticipated needs for the twelve months ending December 31, 2003.

Cash used in operating activities before changes in operating assets and liabilities was $3,228,000 for fiscal 2002 compared to cash used of $41,027,000 for the comparable twelve-months ended December 31, 2001. Although a loss of $53,823,000 was incurred in fiscal 2002, cash of $8,469,000, $28,713,000, and $12,689,000 was provided due to the add back of depreciation and amortization, an increase in the allowance for accounts receivable, and an increase in deferred income taxes (see Note 5 to the financial statements included in this report), respectively. The cash used in the comparable twelve-months ended December 31, 2001 was primarily due to the net loss in that period, offset by $7,800,000 of depreciation and amortization and $9,166,000 for the increase in the allowance for doubtful accounts.

The changes in the operating assets and liabilities resulted in a cash outflow of $56,714,000 for fiscal 2002 compared to cash provided of $10,847,000 for the comparable twelve-months ended December 31, 2001. The cash outflow from changes in operating assets and liabilities for fiscal 2002 was primarily due to an increase in receivables related to the increase in sales in the 2002 holiday selling and an increase in capitalized software development costs. The cash inflow for the comparable twelve-months ended December 31, 2001 was primarily due to the reduction in inventories and income tax receivable.

Cash provided by investing activities for fiscal 2002 included a $41,000,000 net decrease in short-term investments partially offset by capital expenditures of $8,442,000. Cash used for investing activities for the comparable twelve-months ended December 31, 2001 of $47,016,000 included a $41,000,000 net increase in short-term investments and $6,016,000 for the purchase of property and equipment.

Cash used in financing activities for fiscal 2002 was $10,752,000 and consisted primarily of the repurchase of common stock now held as treasury shares for $9,622,000 and the payment of preferred stock dividends of $1,363,000. Cash provided by financing activities of $130,528,000 during the comparable twelve-months ended December 31, 2001 consisted primarily of $72,878,000 of aggregate cash proceeds received from Midway's public offering of 5,175,000 shares of common stock at a price of $15.00 per share, $51,825,000 in net proceeds from the sale of Series B convertible preferred stock and warrants, and $6,490,000 from the exercise of stock options.

Midway leases various office facilities, a warehouse and equipment under non-cancelable operating leases. Additionally, Midway enters into license agreements for the use of intellectual property in specific videogames or for a period of time. Some of these agreements provide for advance payments or guarantee minimum payments of royalties. At December 31, 2002, obligations under these arrangements totaled $11,704,000, net of $2,633,000 of sublease income. These obligations are not recognized as liabilities in the Company's consolidated balance sheet in accordance with generally accepted accounting principles. We had no capital lease obligations at December 31, 2002.

A summary of Midway's contractual obligations at December 31, 2002 is as follows (in thousands):

	Payments Due by Period			
	Total	Less Than 1 Year	2–3 Years	4–5 Years
Operating leases	$10,529	$3,765	$5,351	$1,413
Advance or guarantee minimum royalty payments	3,808	2,953	855	—
	14,337	6,718	6,206	1,413
Less sublease income	2,633	1,187	1,446	—
	$11,704	$5,531	$4,760	$1,413

IMPACT OF INFLATION

In recent years, the level of inflation affecting Midway has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of our products in the marketplace.

SEASONALITY

The home videogame business is highly seasonal and historically has resulted in higher revenues and operating profit in the quarters ended September 30 and December 31 due to customer purchases preceding the year-end retail holiday selling season. Significant working capital is required to finance high levels of inventories and accounts receivable during the quarters ended September 30 and December 31.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Price Protection, Returns and Discounts

We record an allowance for price protection, returns and discounts at each balance sheet date. We base these allowances on expected trends and estimates. Several factors are used in developing these estimates, including: (a) prior experience with price protection, returns and discounts; (b) expected sell through rates for particular games; (c) expected rates of requests for such credits; (d) specific identification of problem accounts; and (e) existing field inventories. Changes in these factors could result in variances in the amount of allowance required. For example, if customers request price protection in amounts exceeding the rate expected and if management agrees to grant it, then Midway may incur additional charges.

Capitalized Software Development

Software development costs incurred prior to the establishment of technological feasibility are expensed by Midway when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis and can occur early in the development cycle or later depending on required technology to complete the product and the availability of such technology to Midway. After a product is released, the capitalized product development costs are amortized to expense based on the ratio of current sales to the

Management's Discussion and Analysis of Financial Condition and Results of Operations

total of current plus projected future sales for each game. This expense is recorded as a component of cost of sales.

Midway evaluates the recoverability of capitalized software development costs on a product-by-product basis. A charge is recorded when management's forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. The net realizable value is the estimated future revenues from that game reduced by the estimated future cost of completing and selling the game. As a result, the forecasted sales for a given game are a sensitive factor in this calculation. If revised forecast game sales are less than management's forecast it is possible the Company could record charges to write-down software development costs previously capitalized.

Valuation of Long-Lived Assets, Including Goodwill

Long-lived assets, primarily property and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Beginning on July 1, 2001, Midway adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. As a result of adopting this standard Midway no longer amortizes goodwill, but continues to evaluate whether any event has occurred which might indicate that the carrying value of goodwill is not recoverable. In addition, this standard requires that goodwill be subject to at least an annual assessment for impairment by applying a fair value-based test.

Inventories

Inventories are stated at the lower of cost or market. We record inventory write-downs when markets rates are lower than cost. Market rates are evaluated based on recent sales transactions, open purchase orders, customer bids, and management's estimates. Cost is determined by the first-in, first-out method.

Valuation of deferred tax assets

Midway is required under applicable accounting interpretations to provide a valuation allowance for the realization of deferred tax assets, resulting primarily from tax loss carryforwards. The applicable accounting interpretations limit the amount expected to be utilized within the carryforward period to sources of future taxable income that are more likely than not to be generated within the carryforward period. When a valuation allowance is deemed necessary, Midway records an adjustment to the deferred tax asset, with a corresponding charge to the statement of operations. In the event that Midway determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock trades publicly on the NYSE under the symbol MWY. The following table shows the high and low sales prices of our common stock for the periods indicated as reported on the NYSE:

Calendar Period	High	Low
2000		
Third Quarter	$10.50	$ 6.25
Fourth Quarter	9.00	6.13
2001		
First Quarter	$ 8.00	$ 6.77
Second Quarter	18.50	6.55
Third Quarter	18.50	10.80
Fourth Quarter	17.48	11.84
2002		
First Quarter	$15.25	$10.30
Second Quarter	14.49	8.05
Third Quarter	8.31	3.72
Fourth Quarter	7.44	3.72
2003		
First Quarter (through March 19, 2003)	$ 4.65	$ 2.86

On March 19, 2003, there were approximately 1,100 holders of record of our common stock.

No cash dividends with respect to the common stock were declared or paid during fiscal 2001, the transition period or fiscal 2002. Under the agreements with our bank and with our preferred stockholders, we are prohibited from paying cash dividends on the common stock. We plan to retain any earnings from operations to fund our business.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Consolidated Balance Sheets

(Dollars in thousands)

	December 31,	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 48,983	$ 86,882
Short-term investments	—	41,000
Receivables, less allowances of $12,909 at 2002 and $7,241 at 2001	54,265	23,572
Inventories		
Raw materials and work in progress	—	462
Finished goods	9,313	1,741
	9,313	2,203
Capitalized product development costs	24,567	17,664
Other current assets	4,292	3,682
Total current assets	141,420	175,003
Capitalized product development costs	4,194	2,309
Property and equipment, net	19,345	19,559
Goodwill	33,464	33,464
Deferred income taxes	—	13,720
Other assets	2,977	2,350
Total assets	$201,400	$246,405
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,410	$ 5,462
Accrued compensation and related benefits	6,518	3,493
Deferred income taxes	2,374	2,377
Accrued royalties	8,840	3,752
Other accrued liabilities	15,015	13,034
Total current liabilities	43,157	28,118
Deferred income taxes	1,773	—
Other noncurrent liabilities	3,932	1,755
Redeemable convertible preferred stock, Series B, $.01 par value, 5,512.5 shares authorized and designated, 1,312.5 shares issued at 2002, redeemable at $13,125 and 5,512.5 shares issued at 2001, redeemable at $55,125	12,571	35,949
Stockholders' equity:		
Preferred stock, $.01 par value, 4,994,487.5 shares authorized and undesignated at 2002 and 2001	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, shares issued: 49,399,310 at 2002 and 44,852,406 at 2001	494	448
Additional paid-in capital	221,074	197,999
Accumulated deficit	(55,440)	(1,617)
Translation adjustment	(436)	(144)
Treasury stock, at cost, 2,930,000 shares at 2002 and 1,178,500 shares at 2001	(25,725)	(16,103)
Total stockholders' equity	139,967	180,583
Total liabilities and stockholders' equity	$201,400	$246,405

See notes to financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,	Six-Months Ended December 31,		Years Ended June 30,	
	2002	2001	2000	2001	2000
REVENUES			unaudited		
Home video	$190,412	$ 68,113	$ 89,440	$117,328	$229,691
Coin-operated video	1,445	3,942	34,830	50,880	104,174
Total revenues	191,857	72,055	124,270	168,208	333,865
Cost of sales					
Home video—product costs and distribution	73,945	23,472	41,664	55,775	100,685
Home video—royalties and product development	68,141	12,672	15,258	22,814	33,637
Home video—total cost of sales	142,086	36,144	56,922	78,589	134,322
Coin-operated video	613	729	26,476	43,214	73,004
Total cost of sales	142,699	36,873	83,398	121,803	207,326
Gross profit	49,158	35,182	40,872	46,405	126,539
Research and development expense	25,007	12,807	31,008	61,607	67,694
Selling and marketing expense	43,603	19,154	20,896	32,487	56,725
Administrative expense	22,192	9,988	10,792	23,828	22,004
Restructuring and other charges	10,621	180	—	6,846	997
Operating loss	(52,265)	(6,947)	(21,824)	(78,363)	(20,881)
Interest income and other expense, net	3,919	1,100	1,085	2,107	1,301
Loss before tax	(48,346)	(5,847)	(20,739)	(76,256)	(19,580)
Provision (credit) for income taxes	5,477	—	(7,777)	(7,777)	(7,539)
Net loss	(53,823)	(5,847)	(12,962)	(68,479)	(12,041)
Preferred stock dividends:					
Distributed	1,159	1,043	—	184	—
Imputed	18,636	3,515	—	672	—
Loss applicable to common stock	$ (73,618)	$(10,405)	$(12,962)	$ (69,335)	$ (12,041)
Basic and diluted loss per share of common stock	$ (1.61)	$ (0.27)	$ (0.34)	$ (1.84)	$ (0.32)
Average number of shares outstanding	45,586	38,413	37,711	37,719	37,869

See notes to financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Cumulative Translation Adjustment	Treasury Stock, at Cost	Total Stockholders' Equity
	Number of Shares	Par Value					
Balance at June 30, 1999	38,750	$388	$ 96,407	$ 90,164	$ —	$ (9,383)	$177,576
Net loss				(12,041)			(12,041)
Translation adjustment					(115)		(115)
Comprehensive loss							(12,156)
Repurchase of common stock (465,500 shares)						(6,720)	(6,720)
Exercise of common stock options	136	1	1,124				1,125
Stock option expense			156				156
Tax benefit from exercise of common stock options			374				374
Balance at June 30, 2000	38,886	389	98,061	78,123	(115)	(16,103)	160,355
Net loss				(68,479)			(68,479)
Translation adjustment					(18)		(18)
Comprehensive loss							(68,497)
Exercise of common stock options	136	1	1,085				1,086
Stock option expense			335				335
Dividend on Series B preferred stock							
Distributed				(184)			(184)
Imputed				(672)			(672)
Proceeds from sale of Series B preferred stock allocated to warrants, purchase option and beneficial conversion			19,405				19,405
Balance at June 30, 2001	39,022	390	118,886	8,788	(133)	(16,103)	111,828
Net loss				(5,847)			(5,847)
Translation adjustment					(11)		(11)
Comprehensive loss							(5,858)
Exercise of common stock options	655	6	5,421				5,427
Stock option expense			208				208
Sale of common stock	5,175	52	72,826				72,878
Dividend on Series B preferred stock							
Distributed				(1,043)			(1,043)
Imputed				(3,515)			(3,515)
Proceeds from sale of Series B preferred stock allocated to warrants			658				658
Balance at December 31, 2001	44,852	448	197,999	(1,617)	(144)	(16,103)	180,583
Net loss				(53,823)			(53,823)
Translation adjustment					(292)		(292)
Comprehensive loss							(54,115)
Exercise of common stock options	28	1	232				233
Stock option expense			508				508
Repurchase of common stock (1,751,500 shares)						(9,622)	(9,622)
Dividend on Series B preferred stock							
Distributed			(1,159)				(1,159)
Imputed			(18,636)				(18,636)
Conversion of Series B preferred stock into common stock	4,519	45	42,130				42,175
Balance at December 31, 2002	49,399	$494	$221,074	$(55,440)	$ (436)	$(25,725)	$139,967

See notes to financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,	Six-Months Ended December 31,		Years Ended June 30,	
	2002	2001	2000	2001	2000
OPERATING ACTIVITIES			unaudited		
Net loss	$(53,823)	$ (5,847)	$(12,962)	$(68,479)	$(12,041)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:					
Depreciation and amortization	8,469	2,909	4,839	9,730	9,705
Receivables provision	28,713	5,529	7,750	11,387	24,854
Deferred income taxes	12,689	—	(7,777)	(7,777)	1,109
Stock option expense	508	208	59	335	156
Loss on disposal of fixed assets	216	—	—	2,887	—
Tax benefit from exercise of common stock options	—	—	—	—	374
Increase (decrease) resulting from changes in operating assets and liabilities:					
Receivables	(59,513)	(14,795)	(23,668)	(308)	(4,182)
Inventories	(6,993)	(206)	12,856	25,515	4,445
Capitalized software	(8,788)	(13,531)	3,117	1,782	9
Other current assets	(1,285)	(469)	171	690	(506)
Accounts payable and accruals	14,779	2,768	1,918	(6,881)	(12,852)
Income taxes	721	—	20,294	20,339	(13,788)
Other assets and liabilities	4,365	2,502	40	8,169	2,060
Net cash provided by (used in) operating activities	(59,942)	(20,932)	6,637	(2,611)	(657)
INVESTING ACTIVITIES					
Purchase of property and equipment	(8,442)	(2,782)	(7,210)	(10,444)	(11,273)
Net change in short-term investments	41,000	(20,000)	—	(21,000)	—
Net provided by (used in) investing activities	32,558	(22,782)	(7,210)	(31,444)	(11,273)
FINANCING ACTIVITIES					
Cash received on exercise of common stock options	233	5,427	23	1,086	1,125
Net proceeds from sale of common stock	—	72,878	—	—	—
Net proceeds from sale of Series B preferred stock and warrants	—	12,425	—	39,400	—
Cash dividend on preferred stock	(1,363)	(481)	—	(184)	—
Purchase of treasury stock	(9,622)	—	—	—	(6,720)
Net cash provided by (used in) financing activities	(10,752)	90,249	23	40,302	(5,595)
Effect of exchange rate changes on cash	237	17	(23)	(10)	72
Increase (decrease) in cash and cash equivalents	(37,899)	46,552	(573)	6,237	(17,453)
Cash and cash equivalents at beginning of period	86,882	40,330	34,093	34,093	51,546
Cash and cash equivalents at end of period	$ 48,983	$ 86,882	$ 33,520	$ 40,330	$ 34,093

See notes to financial statements.

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Midway operates in the publishing, licensing and distribution of home videogames (the "Videogame Business"). The operations of the coin-operated videogame portion of the business were exited in June 2001, see Note 11. Home videogames are sold to mass merchants, video rental retailers, and entertainment software distributors. Prior to July 1, 1999, the Company participated in home videogame markets outside North America through licensing and distribution agreements with third parties. In fiscal 2000, we opened a direct sales office in the United Kingdom to sell home videogames in Europe and Australia. Consumers buy or rent the home videogames to use on game systems made by Nintendo, Sony, and Microsoft.

Change in Fiscal Year

Midway has changed its fiscal year end from June 30 to December 31. A Transition Report on Form 10-K was filed for the six-month transition period ended December 31, 2001. All references below to operations for the six-months ended December 31, 2000 are unaudited.

Consolidation Policy

The consolidated financial statements include the accounts of Midway Games Inc. and its majority-owned subsidiaries (together referred to as "Midway" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Segment Reporting

Midway has one operating segment, the Videogame Business, per the definitions of Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*. To date, management has not considered discrete geographical or other information to be relevant for purposes of making decisions about allocations of resources. Sales to customers located outside the United States were $23,899,000, $11,876,000, $17,016,000, $25,530,000, and $45,365,000 for the year ended December 31, 2002, the six-months ended December 31, 2001 and 2000 and the years ended June 30, 2001 and 2000, respectively.

Cash Equivalents and Short-term Investments

Cash equivalents of $3,238,000 at December 31, 2001 include all highly liquid investments with maturities of three months or less when purchased. Short-term investments of $41,000,000 at December 31, 2001, which are designated as available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments. There were no cash equivalents or short-term investments at December 31, 2002.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

Long-Lived Assets and Goodwill

The Company reviews long-lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. The Company accounts for goodwill under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Refer to Note 2.

Translation of Foreign Currencies

The local currency is the functional currency for the Company's foreign operations. Assets and liabilities of the Company's foreign operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the year. The related translation adjustments are reflected as a foreign currency translation adjustment in stockholders' equity.

Generally, we realize foreign currency transaction gains and losses in connection with sales to our customers in foreign counties, which we effect through our foreign operations, as well as in connection with intercompany transactions with our foreign operations. We classify foreign currency transaction gains and losses in interest income and other expenses, net. Foreign currency transaction gain was $914,000 and $71,000 for the year ended December 31, 2002 and the six-months ended December 31, 2001, respectively, and foreign currency loss was $40,000, $117,000, and $598,000 for the six-months ended December 31, 2000 and the years ended June 30, 2001 and 2000, respectively.

Revenue Recognition

Midway recognizes revenue in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*. Accordingly, revenue is recognized when title and risk of loss transfers to the customer, there is persuasive evidence that an arrangement exists, the software is delivered, the selling price is fixed and determinable, and collectibility of the customer receivable is deemed probable. Midway does not customize software or provide post contract support to its customers. If consumer demand for a product falls below expectations or declines below previous rates of sell through, Midway may grant price adjustments to spur further sales. Therefore, revenue is recorded net of an allowance for returns and price adjustments. This allowance is based upon management's evaluation of historical experience as well as current industry trends.

Nonrefundable guaranteed intellectual property licenses are recognized as revenue when the license agreements are signed and the Company fulfills its obligations, if any, under the agreement. Unit royalties on sales that exceed the guarantee are recognized as revenues are earned. License and royalty revenues primarily from home videogame sales during the year ended December 31, 2002 were $1,243,000. License and royalty revenue primarily from coin-operated videogame activities for the six-months ended December 31, 2001 and 2000 were $1,400,000, and $173,000, respectively. License and royalty revenues primarily from home videogame activities for the years ended June 30, 2001 and 2000 were $427,000 and $2,569,000, respectively.

Advertising Expense and Distribution Costs

The cost of advertising is charged to selling and marketing expense as incurred, except for costs associated with advertising campaigns which are deferred and charged to expense upon the first use of the advertising campaign. Advertising expenses for the year ended December 31, 2002, the six-months ended December 31, 2001 and 2000, and the years ended June 30, 2001 and 2000 were $27,092,000, $12,284,000, $11,980,000, $15,755,000 and $33,420,000, respectively. Distribution costs, including shipping and handling costs, are included in cost of sales.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents, short-term investments, and trade accounts receivable from the sale of games. By policy, the Company places its cash and cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security.

We are substantially dependent on Nintendo, Sony and Microsoft as they are the sole manufacturers of the software we develop for their game consoles and they are the owners of the proprietary information and technology we need to develop software for their game consoles.

Sales of home videogames to the top two major customers during the year ended December 31, 2002 were $27,731,000 and $22,237,000, respectively. Sales of home videogames to the top customer during the six-months ended December 31, 2001 were $8,271,000. Sales of home videogames to the top two customers during the six-months ended December 31, 2000 were $15,498,000 and $15,085,000, respectively; during the year ended June 30, 2001 were $18,630,000 and $17,127,000, respectively; and during the year ended June 30, 2000 were $37,665,000 and $31,654,000, respectively.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments approximate their fair values due to the short maturity of these instruments.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes enactment date.

Treasury Stock

The Company accounts for treasury stock purchases under the cost method.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company recognizes compensation expense equal to the difference, if any, between the exercise price of the stock option and the fair value of the underlying stock at the date of grant. Accordingly, no compensation expense is recorded for options issued to employees or directors in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company's common stock at the date of grant. The Company has reflected the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—and Amendment of FASB No. 123*, through disclosure only. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") consensus No. 96-18, *Accounting for Equity Instruments with Variable Terms that are Issued for Consideration Other Than Employee Services under FASB Statement No. 123, Accounting for Stock-Based Compensation.*

The following table illustrates the effect on net loss applicable to common stock if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
Reported loss applicable to common stock	$(73,618)	$(10,405)	$(12,962)	$(69,335)	$(12,041)
Deduct stock option expense included in reported loss applicable to common stock:	508	208	59	335	156
Add stock option expense determined under the fair value based method for all awards, net of related tax effects, where applicable:	(8,903)	(3,116)	(2,779)	(6,308)	(9,298)
Pro forma net loss applicable to common stock	$(82,013)	$(13,313)	$(15,682)	$(75,308)	$(21,183)
Basic and diluted loss per share:					
As reported	$ (1.61)	$ (0.27)	$ (0.34)	$ (1.84)	$ (0.32)
Pro forma	$ (1.80)	$ (0.35)	$ (0.42)	$ (2.00)	$ (0.56)

Refer to Note 10 for further information on Midway's stock-based compensation plans.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
Certain amounts reported in the previous periods have been reclassified to conform with the 2002 presentation.

New Accounting Pronouncements
In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of.* There was no impact to the Company's results of operations and financial position as a result of Midway adopting this standard.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* We will adopt the provisions of SFAS No. 146 for all exit and disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair-value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income and earnings per share and the entity's accounting policy decisions with respect to stock-based employee compensation. Certain disclosures are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. We adopted the disclosure provisions of SFAS No. 148 during the year ended December 31, 2002. A discussion of the Company's accounting policy and the required disclosures under SFAS No. 148 are included in the above Stock-Based Compensation accounting policy.

NOTE 2: GOODWILL
Beginning on July 1, 2001 Midway adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* Accordingly, the year ended December 31, 2002 and the six-months ended December 31, 2001 do not include amortization of goodwill. The Company performed the required impairment test of goodwill on October 1, 2002, for the year ended December 31, 2002 and determined there was no impairment.

Comparative information regarding loss applicable to common stock and loss per share excluding the effects of goodwill amortization is as follows (in thousands, except per share amounts):

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
Reported loss applicable to common stock	$(73,618)	$(10,405)	$(12,962)	$(69,335)	$(12,041)
Add back: Goodwill amortization	—	—	1,233	3,194	2,467
Adjusted loss applicable to common stock	$(73,618)	$(10,405)	$(11,729)	$(66,141)	$ (9,574)
Basic and diluted loss per share:					
Reported loss per share of common stock	$ (1.61)	$ (0.27)	$ (0.34)	$ (1.84)	$ (0.32)
Add back: Goodwill amortization	—	—	0.03	0.08	0.07
Adjusted loss per share of common stock	$ (1.61)	$ (0.27)	$ (0.31)	$ (1.76)	$ (0.25)

NOTE 3: RECEIVABLE FROM OFFICER
At December 31, 2002 and 2001, Midway had a receivable of $102,000 and $682,000, respectively, from its chief executive officer. Pursuant to his employment contract, $984,000 of advances were made to him for a bonus accrued during the first six-months of fiscal 2000. The accrued bonus was reversed in the second six-months of fiscal 2000. The receivable is expected to be extinguished from reductions in future salary and bonus payments. During fiscal 2002 and the six-months ended December 31, 2001, the chief executive officer repaid $580,000 and $302,000, respectively, of the advances through deductions from his salary.

NOTE 4: PROPERTY AND EQUIPMENT
Net property and equipment were (in thousands):

	December 31,	
	2002	2001
Land and buildings	$ 3,741	$ 1,401
Leasehold improvements	7,130	6,435
Furniture, fixtures, equipment and software	39,371	35,641
	50,242	43,477
Less accumulated depreciation	(30,897)	(23,918)
Net property and equipment	$ 19,345	$ 19,559

NOTE 5: INCOME TAXES
For fiscal 2002, the transition period and fiscal 2001, Midway is required under applicable accounting interpretations to provide a valuation allowance for realization of deferred tax assets resulting from tax loss carryforwards. The valuation allowance decreases the deferred tax assets for tax loss carryforwards to the amount reasonably expected to be utilized within the carryforward period. The applicable accounting interpretations limit the amount

expected to be utilized to sources of future taxable income that are more likely than not to be generated within the carryforward period. Deferred tax liabilities related to indefinite-lived assets, such as goodwill, cannot be determined to be more likely than not to generate taxable income within the carryforward period. For fiscal 2002, the transition period and for fiscal 2001 the valuation allowance increased net loss per share by $0.48, $0.04 and $0.54, respectively. Midway will be required to provide a valuation allowance in future periods should losses occur. To the extent an indefinite-lived deferred tax liability increases in future periods, expense will be recognized. Management expects the valuation allowance to be reversed into income in future periods after Midway returns to profitability.

Significant components of the provision (credit) for income tax for the year ended December 31, 2002, the six-months ended December 31, 2001 and 2002 and for the years ended June 30, 2001 and 2000 were (in thousands):

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
Current:					
Federal	$ —	$ —	$ —	$ —	$(8,510)
State	—	—	—	—	(707)
Foreign	87	—	—	—	195
Total current	87	—	—	—	(9,022)
Deferred:					
Federal	(17,022)	(2,114)	(7,028)	(26,354)	1,168
State	463	591	(556)	(1,156)	(59)
Foreign	(1)	(88)	(193)	(538)	—
Total deferred	(16,560)	(1,611)	(7,777)	(28,048)	1,109
Valuation allowance	21,950	1,611	—	20,271	—
Provision for tax benefits resulting from stock options	—	—	—	—	374
Provision (credit) for income taxes	$ 5,477	$ —	$(7,777)	$ (7,777)	$(7,539)

Consolidated pre-tax loss includes pre-tax (loss) income from foreign operations of $(3,597,000), $(308,000), $(1,276,000), $(1,759,000) and $628,000 for fiscal 2002, the six-months ended December 31, 2001 and 2002 and for fiscal 2001 and 2000, respectively.

The income tax provision (credit) differs from the amount computed using the statutory federal income tax rate as follows:

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
Statutory federal income tax rate	(35.0)%	(35.0)%	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	0.6%	6.6%	(1.7)%	(1.0)%	(2.4)%
Valuation allowance	45.4%	27.6%	—	26.6%	—
Other, net	0.3%	0.8%	(0.8)%	(0.8)%	(1.1)%
	11.3%	—	(37.5)%	(10.2)%	(38.5)%

Deferred income taxes reflect the net tax effects of a loss carryforward and temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 were (in thousands):

	December 31,	
	2002	2001
Deferred tax assets resulting from:		
Tax loss carryforward	$ 50,112	$ 40,868
AMT	—	376
Inventory valuation	—	944
Accrued items not currently deductible	3,973	1,549
Receivable allowance	3,921	2,563
Gross deferred tax assets	58,006	46,300
Deferred tax liabilities resulting from:		
Tax over book depreciation	1,198	1,389
Goodwill	4,147	2,234
Capitalized software	10,702	7,630
Other	769	317
Gross deferred tax liabilities	16,816	11,570
Valuation allowance	(45,337)	(23,387)
Net deferred tax assets (liabilities)	$ (4,147)	$ 11,343

During fiscal 2002, the transition period and fiscal 2001 no income taxes were paid. During fiscal 2002, Midway received tax refunds totaling $13,626,000 based on net operating loss carryback claims filed with the Internal Revenue Service and state taxing authorities. During the year ended June 30, 2000 income taxes paid were $4,654,000. At December 31, 2002, Midway had a net operating loss carryforward of $137,000,000 for federal income tax purposes which expire from 2019 to 2022. The net operating loss carryforward at December 31, 2002 and 2001 and June 30, 2001 includes $5,397,000, $5,214,000 and $1,025,000, respectively, relating to deductions allowed for employee stock options. The employee stock option deductions resulted in a gross deferred tax asset of $2,008,000. Midway has provided an allowance of $2,008,000 against that deferred tax asset which will be credited to additional paid-in capital upon utilization of the net operating loss carryforward.

NOTE 6: LINE OF CREDIT

In March 2003, Midway amended its credit facility to modify credit availability and maturity. The amended and restated credit agreement now provides for a letter of credit facility and a revolving line of credit with availability through February 15, 2004. The letter of credit facility provides for the availability of $15,000,000, which is fully collateralized with cash or cash equivalents on deposit. The revolving line of credit provides for the availability of up to $25,000,000 subject to a borrowing base equal to 80% of eligible accounts receivable, less $50,000,000, which is available during the period September 1, 2003 to February 15, 2004 when seasonal working capital requirements are the highest. The agreement also requires, among other things, that Midway maintain a minimum level of stockholders' equity and net worth. Additionally, the agreement prohibits cash dividends on common stock and restricts the repurchase of our capital stock. Substantially all of our assets are pledged as collateral under our credit agreement.

No borrowings were outstanding under the revolving line of credit at December 31, 2002 and 2001. Letters of credit outstanding were $541,000 and $154,000 at December 31, 2002 and 2001, respectively.

NOTE 7: CAPITALIZED PRODUCT DEVELOPMENT COSTS

Midway's capitalized product development costs principally consist of software development costs for videogames that will be sold to consumers through retailers. Midway's videogames are played on home consoles and handheld devices marketed by unrelated third parties. During fiscal 2001 Midway began redirecting much of its product development resources from coin-operated to home videogame products. As of June 30, 2001 Midway completely exited the coin-operated videogame market and redirected all remaining product development resources to home videogame software products.

Midway accounts for software development in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Software development costs incurred prior to the establishment of technological feasibility are expensed by Midway when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis and can occur early in the development cycle or later depending on required technology to complete the product and the availability of such technology to Midway.

The videogames that Midway is currently developing are for the new generation of platforms and generally have a significant level of costs being incurred after technological feasibility has been established. This is due to establishment of technological feasibility early in the development cycle and longer development time needed for the new generation of videogames.

Midway evaluates the recoverability of capitalized software development costs on a product-by-product basis. Capitalized software is amortized to expense based on the ratio of current sales to the total of current plus projected future sales for each game. This typically results in an amortization period of less than one year. The amortization of capitalized software development costs is recorded as cost of sales on the royalties and product development line item. Midway capitalized $70,572,000, $21,490,000, $4,992,000, $9,569,000, and $13,101,000 of software development costs for fiscal 2002, the six-months ended December 31, 2001 and 2000, and fiscal 2001 and 2000, respectively. Amortization of software development costs was $52,826,000, $7,959,000, $8,109,000, $11,351,000, and $13,110,000 for fiscal 2002, the six-months ended December 31, 2001 and 2000 and fiscal 2001 and 2000, respectively. During the year ended December 31, 2002, Midway recorded an impairment charge of $8,958,000 for capitalized software development costs in the restructuring and other charges line item of the consolidated statement of operations. Refer to Note 11.

NOTE 8: REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

On May 22, 2001, the Company sold 4,200 shares of Series B redeemable convertible preferred stock and warrants to purchase 1,050,000 shares of Midway's common stock for $42,000,000 in a private placement resulting in proceeds of $39,400,000, net of cash issuance cost. Midway's chief executive officer purchased $2,000,000 of the Series B convertible preferred stock and warrants on the same terms as the other investors. Warrants were also issued to the private placement agent as partial compensation.

The shares of Series B convertible preferred stock had a stated value of $10,000 per share and provided for a dividend of 4% payable quarterly in cash or additional Series B convertible preferred stock at Midway's option. The shares of Series B preferred stock were convertible into Midway's common stock at $9.33 (subject to certain adjustment provisions) per share and had a mandatory redemption date of November 22, 2003 at the stated value of $42,000,000 plus any accrued and unpaid dividends. The terms of the Series B convertible preferred stock also included an option to acquire 1,312.5 additional shares of Series B convertible redeemable convertible preferred stock at $10,000 per share.

In August 2001, the option to purchase additional shares of Series B convertible preferred stock was exercised by all of the investors and Midway received proceeds of $12,425,000, net of cash issuance cost. The additional Series B convertible preferred shares have similar provisions, including those relating to conversion and redemption, as the initial Series B convertible preferred shares, except that the conversion price is $10.60.

In May 2002, the investors converted the initial 4,200 shares of Series B convertible preferred stock into 4,501,608 shares of common stock at the conversion price of $9.33 per share. An additional 17,266 shares of common stock were issued to the investors upon conversion to satisfy $161,000 of net accrued dividends that existed on the date of conversion. This conversion accelerated the recognition of imputed preferred stock dividends (i.e., non-cash dividends) that otherwise would have been recognized in subsequent periods.

During the six-month period from May 22, 2003 to the November 22, 2003 redemption date, the Company may have the right to require the holders of all the remaining Series B convertible preferred shares to convert into the Company's common stock. Such right will be triggered only if the weighted average price of the Company's common stock for thirty consecutive trading days during the six-month period is at or above $17.23.

Midway may elect to redeem all or part of the Series B convertible preferred shares by the issuance of its common stock valued at the average of the weighted average price of the common stock for the 120 trading days preceding the redemption date. The election to use common stock must be made 125 trading days prior to the November 22, 2003 redemption date. A minimum common share price is established equal to 50% of the closing bid price of the common stock on the 126th trading day before the redemption date. Over the 120 trading days preceding the redemption date, a decrease in average closing bid price below the established minimum common share price would require the Company for each day the condition exists to use cash to redeem 1/120 of the remaining Series B convertible preferred shares that the Company had elected to redeem using common stock. Alternatively, Midway may redeem the Series B convertible preferred shares outstanding on November 22, 2003 at the stated value plus unpaid dividends.

The holders of the remaining Series B convertible preferred shares have the right to put to the Company the Series B convertible preferred stock at 125% of stated value in the event of a change in control or up to 120% in the event of default. The terms of the Series B convertible preferred stock prohibit the payment of dividends on the Company's common stock.

The warrants issued to the purchasers of Series B convertible preferred stock in the May 2001 sales have three-year terms and can be used to purchase 1,050,000 shares of Midway's common stock at an exercise price of $9.33 per share. The warrants issued to the private placement agent had five-year terms and can be used to purchase 555,161 shares of Midway's common stock at an exercise price of $9.33 per share, and 123,821 shares of Midway's common stock at an exercise price of $10.60 per share.

The determination of the amount included in the December 31, 2002 and 2001 consolidated balance sheets for redeemable convertible preferred stock is as follows (in thousands):

Proceeds from May 2001 and August 2001 issuances	$ 55,125
Cash issuance cost	(3,300)
Net proceeds:	51,825
Amounts allocated to (included in additional paid-in capital):	
Warrants issued to private placement agent	(3,820)
Warrants issued to investors	(4,294)
Option to purchase additional preferred shares	(2,496)
Beneficial conversion rate	(9,453)
	(20,063)
Amount allocated to preferred stock	31,762
Imputed dividend charged to retained earnings	4,187
Amount in December 31, 2001 consolidated balance sheet	35,949
Imputed dividends charged to additional paid-in capital	18,636
Beneficial conversion rate	(14)
Conversion to common stock	(42,000)
Amount in December 31, 2002 consolidated balance sheet	$ 12,571

The $554,000 difference between the $13,125,000 redemption value and carrying amount of the remaining Series B convertible preferred shares will be recorded as an imputed dividend on the Series B convertible preferred stock evenly until the November 22, 2003 redemption date and charged to stockholders' equity. In the event of conversion of Series B convertible preferred stock to Midway's common stock the remaining difference between the redemption amount and the carrying amount relating to the converted Series B convertible preferred stock at time of conversion will be recorded as an imputed preferred stock dividend and charged to stockholders' equity at that time.

NOTE 9: LOSS PER SHARE OF COMMON STOCK

The calculation of loss per share for fiscal 2002, the six-months ended December 31, 2001 and 2000 and fiscal 2001 and 2000 did not include the effect of the Company's redeemable convertible preferred stock, warrants, or stock options because to do so would have been antidilutive. Additional information on the potential dilutive securities can be found in Notes 8 and 10.

NOTE 10: PREFERRED STOCK AND COMMON STOCK OPTION PLANS

The authorized and undesignated preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.

The Midway Rights Agreement became effective in 1998. Under the Rights Agreement, each share of Midway common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $0.01 per Right, subject to certain conditions, at any time and expire in 2007. Rights were issued to the Series B convertible preferred stockholders equal to the number of Rights associated with the shares of the Company's common stock to which the Series B convertible preferred stockholders would be entitled to if conversion had taken place. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.

In September 2002, Midway adopted the 2002 Non-Qualified Stock Option Plan (the "2002 Plan"). The Company granted options to purchase a total of 2,999,991 shares under the 2002 Plan during the year ended December 31, 2002 to employees and directors who elected to participate in the program. In exchange, employees and directors agreed to reduce their base salary or director's fee for a one-year period commencing in January 2003. For each dollar of salary or fee reduction, employees and directors were granted options to purchase one and one half shares of the Company's common stock. As a result, payroll expenses and directors' fees in 2003 will be approximately $2,000,000 less than previously planned. The options will vest ratably over a one-year period commencing in January 2003. The exercise price of options granted is $5.29 per share, the closing price of a share of the Company's common stock on the grant date.

Under the 2002 Plan and earlier common stock option plans, the Company may grant both incentive stock options and non-qualified options on shares of common stock through the year 2012. At December 31, 2002, the plans authorized option grants on 12,750,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Stock Option Committee of the Board of Directors has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years.

At December 31, 2002, 11,794,564 shares of common stock were reserved for possible issuance for stock option plans and 2,967,190 shares of common stock were reserved for the possible conversion of Series B convertible preferred stock and possible exercise of warrants.

A summary of the status of the Company's stock option plans for fiscal 2000 and 2001, the six-months ended December 31, 2001 and fiscal 2002 is as follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Outstanding at June 30, 1999	4,758	$13.54
Granted	1,906	11.78
Exercised	(136)	8.25
Forfeited	(227)	17.11
Outstanding at June 30, 2000	6,301	12.99
Granted	1,174	6.79
Exercised	(136)	8.00
Forfeited	(900)	11.54
Outstanding at June 30, 2001	6,439	12.17
Granted	61	16.49
Exercised	(655)	8.28
Forfeited	(333)	14.32
Outstanding at December 31, 2001	5,512	12.54
Granted	4,084	6.92
Exercised	(28)	8.30
Forfeited	(515)	9.08
Outstanding at December 31, 2002	9,053	10.21

The following summarizes information about stock options outstanding at December 31, 2002 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$ 4.06 -$ 9.89	5,385	8.3	$ 6.29
10.625 - 15.5625	1,864	7.7	13.01
16.50 - 23.125	1,804	4.4	19.03
4.06 - 23.125	9,053	7.4	10.21

At December 31, 2002, options for 4,699,000 shares were exercisable at a weighted average exercise price of $13.18 with a range of $4.06 to $23.125. At December 31, 2001, options for 3,994,000 shares were exercisable at a weighted average exercise price of $13.42 with a range of $6.50 to $23.125. At June 30, 2001 and 2000, options for 4,428,000 and 4,075,000 shares, respectively, were exercisable at an average exercise price of $13.20 and $13.12 per share, respectively. At December 31, 2002, 2,741,000 shares were available for future grants under the plans.

The Company accounts for stock options issued to employees and directors for purposes of determining net income (loss) in accordance with APB Opinion No. 25. Stock options issued to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and EITF consensus No. 96-18.

For pro forma calculations as shown in Note 1, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for fiscal 2002, the six-months ended December 31, 2001 and 2000 and fiscal 2001 and 2000, respectively: dividend yield of 0% for all periods; expected volatility of 0.90 for fiscal 2002 and 0.70 for all other periods; risk-free interest rate of 3.09%, 4.54%, 5.04%, 5.65%, and 6.15%, and expected life of the option of 6 years for all periods.

During fiscal 2002, the six-months ended December 31, 2001 and 2000 and fiscal 2001 and 2000, options granted with an exercise price equal to the market price of the stock had a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $5.26, $10.88, $7.01, $5.70, and $7.93 per share, respectively. During fiscal 2002 and 2001 options granted with an exercise price lower than the then market price of the stock had a weighted average exercise price of $7.18 and $6.50, respectively, and a weighted average fair market value using the Black-Scholes assumptions of $9.55 and $5.66, respectively.

NOTE 11: RESTRUCTURING AND OTHER CHARGES

The Company recorded restructuring and other charges during the periods presented as follows (in thousands):

	Year Ended Dec. 31,	Six-Months Ended December 31,		Year Ended June 30,	
	2002	2001	2000	2001	2000
California product development consolidation	$ 9,517	$ —	$—	$ —	$ —
Corsicana, Texas office—closing of a Texas facility	1,210	—	—	—	—
Coin-operated videogame business	(106)	180	—	6,846	997
Total restructuring and other charges	$10,621	$180	$—	$6,846	$997

California Product Development Consolidation

During December 2002, Midway began consolidating its California product development operations into one studio. The Company believes that consolidating its internal California product development operations into one studio will lead to a more efficient and cost-effective product development function. See Note 15 for subsequent event disclosures. The provision of $9,517,000 that was recorded in the restructuring and other charges line item can be summarized as follows (in thousands):

	Severance	Impairment of Capitalized Product Development Costs	Other Costs	Total
Initial provision	$408	$ 8,958	$ 151	$ 9,517
Usage/payouts	(82)	(8,958)	(151)	(9,191)
Balance at December 31, 2002	$326	$ —	$ —	$ 326

The severance related to 27 employees all of whom were terminated as of December 31, 2002. The remaining severance liability at December 31, 2002 is included in the accrued compensation and related benefits line item of the consolidated balance sheet. The impairment of capitalized product development costs related to the termination of certain games associated with the consolidation of product development operations in California. Midway expects to use the remaining balances at December 31, 2002 in fiscal 2003.

Corsicana, Texas Office

During fiscal 2002, the Company incurred charges totaling $2,083,000 related to the consolidation of administrative operations located in Corsicana, Texas with existing operations in Chicago, Illinois and Milpitas, California. The provision of $1,210,000 that was recorded in the restructuring and other charges line item can be summarized as follows (in thousands):

	Severance	Fixed Asset Disposals	Lease and Long-Term Commitments and Other Costs	Total
Initial provision	$ 799	$ 205	$206	$1,210
Usage/payouts	(409)	(205)	(89)	(703)
Balance at December 31, 2002	$ 390	$ —	$117	$ 507

The severance charge related to 28 employees of whom 24 were terminated as of December 31, 2002. The remaining severance balance of $390,000 at December 31, 2002 is included in the accrued compensation and related benefits line item of the consolidated balance sheet. The remaining balance of $117,000 at December 31, 2002 for lease and long-term commitments and other expenses is included in the other accrued liabilities line item of the consolidated balance sheet. Midway expects to use the remaining balances at December 31, 2002 in fiscal 2003.

In addition to the restructuring charge, the provision also included the following charges recorded during fiscal 2002:

1) $684,000 related primarily to the relocation, replacement and training of administrative positions that were consolidated with existing operations in Chicago, Illinois. This item was recorded in the administrative expense line item of the consolidated statement of operations.

2) $189,000 related primarily to the relocation, replacement and training of sales and marketing positions that were consolidated with existing operations in Milpitas, California. This item was recorded in the selling and marketing expense line item of the consolidated statement of operations.

Coin-Operated Videogame Business

During fiscal 2000, the Company incurred $997,000 of restructuring charges ($618,000, $0.02 per share, after tax) for severance of 84 employees in coin-operated videogames sales and administration and in product development. There were no adjustments to the fiscal 2000 accrual.

During fiscal 2001, the Company downsized and subsequently exited the coin-operated videogame business and recorded charges totaling $12,527,000. The provision included a restructuring charge of $6,846,000 that was recorded in the restructuring and other charges line item can be summarized as follows (in thousands):

	Severance	Fixed Asset Disposals	Lease and Long-Term Commitments	Administrative Costs	Total
Initial reserve	$ 997	$ —	$ —	$ —	$ 997
Usage/payouts	(997)	—	—	—	(997)
Balance at June 30, 2000	—	—	—	—	—
Additional charges	2,049	3,070	1,037	690	6,846
Usage/payouts	(205)	(2,636)	—	—	(2,841)
Balance at June 30, 2001	1,844	434	1,037	690	4,005
Usage/payouts	(1,203)	(434)	(74)	(860)	(2,571)
Provision adjustment	10	—	—	170	180
Balance at December 31, 2001	651	—	963	—	1,614
Usage/payouts	(467)	—	(332)	—	(799)
Provision adjustment	—	—	(106)	—	(106)
Balance at December 31, 2002	$ 184	$ —	$ 525	$ —	$ 709

The severance charge related to 109 employees who were all terminated as of December 31, 2001. The remaining severance and lease and long-term commitments balances at December 31, 2002 are included in the accrued compensation and related benefits, other accrued liabilities and noncurrent liabilities line items, respectively. Midway expects to use the severance and the majority of the lease and long-term commitments balances at December 31, 2002 during fiscal 2003.

In addition to the restructuring charge, the provision also included the following charges recorded during fiscal 2001:

1) $4,716,000 related primarily to the write-off of coin-operated inventory. This item was recorded in the cost of sales coin-operated video line item of the consolidated statement of operations.

2) $965,000 related to accounts receivable that were deemed to be uncollectible as a result of the Company's decision to stop supporting coin-operated videogames. This item was recorded in the administrative expense line item of the consolidated statement of operations.

During the six-months ended December 31, 2001, the Company recorded a net reversal of the above charges totaling $880,000. The net reversal is comprised of a reduction of cost of sales of $1,260,000 for the sale of coin-operated related kits and parts, an increase of administrative expense of $200,000 and an increase of restructuring charges of $180,000. During fiscal 2002, the Company recorded a reversal of the above charges totaling $106,000.

NOTE 12: COMMITMENTS

The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at December 31, 2002 as follows (in thousands):

2003	$ 3,765
2004	3,347
2005	2,004
2006	1,172
2007	241
	10,529
Less sublease income	2,633
	$ 7,896

Rent expense for fiscal 2002, the six-months ended December 31, 2001 and 2000 and fiscal 2001 and 2000 was $2,886,000, $2,006,000, $1,827,000, $3,676,000, and $2,686,000, respectively, and was offset by sublease income of $947,000, $444,000, $429,000, $725,000 and $703,000, respectively. Aggregate future gross lease commitments of approximately $4,257,000 were guaranteed, prior to the acquisition of Atari Games, and continue to be guaranteed by its former parent company.

The Company enters into license agreements for the use of intellectual property in specific videogames or for a period of time. Certain of these agreements provide for advance payments or guarantee minimum payments of royalties. Future annual minimum payments due under the agreements for 2003 and 2004 were $2,953,000 and $855,000, respectively. There are no payments due in 2005 and beyond. The payments are expected to be recovered from the sale of videogames using the license each year.

NOTE 13: LEGAL PROCEEDINGS

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending claim to have a material adverse affect on the business, financial condition or results of operations. During the year ended December 31, 2002, the Company recorded $1,357,000 as income in the other interest and other expense, net line item of the consolidated statement of operations for legal proceedings settled in the Company's favor.

NOTE 14: RELATED PARTY TRANSACTION

During June 2002, the Company purchased from WMS Industries Inc. ("WMS"), its former parent company, real estate consisting of the Company's principal office and a related parking lot. Prior to the purchase, the Company leased these facilities from WMS. The total purchase price of $2,316,000 was paid in cash.

Since its incorporation in 1988 through the date of its 1996 initial public offering, Midway was a wholly-owned subsidiary of WMS. In 1998, WMS completed the spin-off of its remaining ownership interest in Midway. A majority of the members of Midway's Board of Directors also serve on WMS' board of directors.

NOTE 15: SUBSEQUENT EVENT

During February 2003, the Company announced that it would consolidate its Milpitas, California product development operations into its existing San Diego product development offices. The Company believes that consolidating its internal California product development operations into one studio will lead to a more efficient and cost-effective product development function. The Company's selling and marketing functions located in the Milpitas facility will continue operating from that location. See Note 11 for detail regarding restructuring activity.

The closure of the Milpitas product development operations affects 116 employees, 103 of whom are directly associated with product development, either through a reduction in staff or relocation to the Company's San Diego, California studio. The employment of 74 employees, 68 of whom were directly associated with product development, was terminated effective February 7, 2003. The Company expects to record $6.2 million of restructuring and other charges during the first six months of 2003 relating to employee severance, facilities and other expenses.

NOTE 16: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 2002, the transition period and fiscal 2001 are as follows (in thousands, except per share amounts):

	Quarters Ended,(1)			
	March 31, 2002(2)	June 30, 2002(3)	September 30, 2002(4)	December 31, 2002(5)
Revenues	$31,007	$ 28,073	$ 52,621	$ 80,156
Gross profit	12,255	5,290	12,186	19,427
Research and development expense	5,535	6,658	6,943	5,871
Loss applicable to common stock	(8,933)	(27,919)	(11,813)	(24,953)
Basic and diluted loss per share	$ (0.20)	$ (0.61)	$ (0.25)	$ (0.54)
Shares used in calculations	43,677	45,663	46,495	46,469

(1) Excludes the amortization of goodwill from adoption of SFAS No. 142, *"Goodwill and Other Intangible Assets."* See Note 2 to the financial statements.

(2) The March 31, 2002 quarter includes restructuring charges and other charges totaling $1,333,000 relating to the closing of administrative facilities located in Corsicana, Texas.

(3) The June 30, 2002 quarter includes charges totaling $507,000 relating to the closing of administrative facilities located in Corsicana, Texas.

(4) The September 30, 2002 quarter includes charges totaling $218,000 relating to the closing of administrative facilities located in Corsicana, Texas.

(5) The December 31, 2002 quarter includes charges totaling $25,000 relating to the closing of administrative facilities located in Corsicana, Texas, $9,517,000 relating to the consolidation of the California product development operations and a $106,000 reduction of the restructuring charges related to exiting the coin-operated videogame business.

	Quarters Ended,(1)	
	September 30, 2001(2)	December 31, 2001(3)
Revenues	$28,335	$43,720
Gross profit	13,558	21,624
Research and development expense	5,888	6,919
Loss applicable to common stock	(7,680)	(2,725)
Basic and diluted loss per share	$ (0.20)	$ (0.07)
Shares used in calculations	37,858	38,968

(1) Excludes the amortization of goodwill from adoption of SFAS Number 142, *"Goodwill and Other Intangible Assets."* See Note 2 to the financial statements.

(2) The September 30, 2001 quarter includes a one-time charge for executive retirement benefits of $1,050,000.

(3) The December 31, 2001 quarter includes a provision to increase allowance for doubtful accounts by $883.000 related to a major retailer seeking protection under bankruptcy laws and includes a net reversal of restructuring charges totaling $880,000 or $0.02 per share that was recorded in the year ended June 30, 2001.

	Quarters Ended,(1)			
	September 30, 2000	December 31, 2000	March 31, 2001(2)(4)	June 30, 2001(3)(4)
Revenues	$47,275	$76,995	$ 23,723	$ 20,215
Gross profit (loss)	13,374	27,498	1,286	4,247
Research and development expense	16,501	14,507	14,867	15,732
Loss applicable to common stock	(9,951)	(3,011)	(25,852)	(30,521)
Basic and diluted loss per share	$ (0.26)	$ (0.08)	$ (0.69)	$ (0.81)
Shares used in calculations	37,711	37,711	37,719	37,734

(1) Certain amounts have been reclassified to reflect current period presentation.

(2) The March 31, 2001 quarter includes a restructuring charge of $3,639,000 or $0.10 per share with no tax benefit for the further downsizing of the coin-operated videogame business.

(3) The June 30, 2001 quarter includes a restructuring charge for exiting the coin-operated videogame business of $8,888,000 or $0.23 per share with no tax benefit.

(4) Includes tax benefits of $7,860,000 and $7,835,000 for the quarters ended September 30, 2000 and December 31, 2000, respectively, prior to the establishment of valuation reserves on tax benefits of losses.

Report of Independent Auditors

To the Stockholders and Board of Directors
Midway Games Inc.

We have audited the accompanying consolidated balance sheets of Midway Games Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2002, the six-months ended December 31, 2001 and for each of the two years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and related schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midway Games Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for the year ended December 31, 2002, the six-months ended December 31, 2001 and for each of the two years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles during the six-months ended December 31, 2001.

Ernst + Young LLP

Chicago, Illinois
February 12, 2003, except for
Note 6 as to which the date is
March 24, 2003

DIRECTORS AND OFFICERS

Neil D. Nicastro
Chairman of the Board, Chief Executive Officer, Chief Operating Officer and President

Thomas E. Powell
Executive Vice President—Finance, Chief Financial Officer and Treasurer

Kenneth J. Fedesna
Director, Executive Vice President—Product Development

Mark S. Beaumont
Senior Vice President—Publishing

David W. Nichols
Senior Vice President—Administration and Operations

Deborah K. Fulton
Senior Vice President, Secretary and General Counsel

Miguel Iribarren
Vice President, Corporate Communications and Strategic Planning

Harold H. Bach, Jr.
Director

William C. Bartholomay*
Director
President of
Near North National Group
(Insurance Brokers)
Vice Chairman
Turner Broadcasting

William E. McKenna*
Director
General Partner
MCK Investment Company
(Private Investment Company)

Norman J. Menell
Director
Vice Chairman of the Board
WMS Industries Inc.

Louis J. Nicastro
Director
Chairman of the Board
WMS Industries Inc.

Harvey Reich
Director
Attorney-at-Law

Ira S. Sheinfeld*
Director
Member
Hogan & Hartson LLP
(Attorneys-at-Law)

Gerald O. Sweeney, Jr.
Director
Partner
Lord, Bissell & Brook
(Attorneys-at-Law)

Richard D. White*
Director
Private Investor

**Members of Audit Committee*

EXECUTIVE OFFICE

Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618
(773) 961-2222

AUDITORS

Ernst & Young LLP
Sears Tower
Chicago, IL 60606

COUNSEL TO THE COMPANY

Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue
New York, NY 10036

TRANSFER AGENT AND REGISTRAR

Shareholder Inquiries:
The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Certificate Transfers and Address Changes:
The Bank of New York
Receive and Deliver Department-11W
P.O. Box 11002
Church Street Station
New York, NY 10286
101 Barclay Street
New York, NY 10286

COMMON STOCK

Midway Games Inc. common stock is listed on the New York Stock Exchange under the symbol MWY



Midway Games Inc.

2704 West Roscoe Street, Chicago, IL 60618
www.midway.com